Goodwin Procter LLP
Counselors at Law
135 Commonwealth Drive
Menlo Park, CA 94025
T: 650.752.3100
F: 650.853.1038

November 10, 2014

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hortonworks, Inc.
Amendment No. 3 to Confidential Draft Registration Statement on Form S-1
Submitted September 29, 2014
CIK No. 0001610532

Dear Ms. Jacobs:

This letter is submitted on behalf of Hortonworks, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended Confidential Draft Registration Statement on Form S-1 submitted on September 29, 2014 (the “Draft Registration Statement”), as set forth in your letter dated October 15, 2014 addressed to Robert Bearden, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a Registration Statement (the “Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

November 10, 2014

1.	We have reviewed your additional analysis you provided in response to prior comment 1 to support your belief that you are not currently substantially dependent on your agreement with Microsoft. Although your revenue and billing trends appear to show that your dependence on Microsoft is declining as your non-Microsoft-related revenue increases as a percentage of total revenues, we continue to believe that you should file this agreement under Item 601(b)(10) of Regulation S-K. While it appears your dependence on Microsoft is declining, your anticipated revenues derived from the Microsoft agreement is still anticipated to be 19% of your anticipated total revenues for the fiscal quarter ended September 30, 2014.

RESPONSE: The Company respectfully acknowledges the Staff’s position and has filed its agreement with Microsoft as Exhibit 10.3 to the Registration Statement.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 65

2.	We note your response to prior comment 2 that you initiated discussions with the underwriters regarding an initial public offering on May 1, 2014. Please clarify whether there were any internal discussions of the possibility of an initial public offering prior to May 1, 2014. If there were any internal discussions regarding the possibility of an initial public offering prior to May 1, 2014, please clarify why the valuation specialist began factoring in the probability weighted expected return method (PWERM) for the company’s valuation only after the May 14, 2014 organizational meeting. Please also tell us the valuation specialist’s consideration for factoring in the PWERM as part of their valuations prior to May 14, 2014. As part of your response, please provide us with any Board minutes and any other correspondence for the period from January 1, 2014 through April 30, 2014.

RESPONSE: The Company supplementally advises the Staff that preliminary internal discussions about the possibility of an initial public offering or alternative liquidity event for investors of the Company’s preferred shares during Q4 2014 or more likely 2015 began in late Q1 2014 while the Company was working to structure and complete its Series D preferred stock financing. At that time, the Company discussed a number of possible scenarios with an initial public offering being one potential outcome. Following these internal discussions, the Company began informal discussions with possible underwriters in April 2014 to determine if an initial public offering might be possible in the near to mid-term given the Company’s stage of operations. This discussion eventually led to the Company’s management inviting Goldman, Sachs & Co. to present a framework for an IPO to the Company’s board of directors on May 1, 2014. Following that meeting, the

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

November 10, 2014

Company’s management then set forth plans to identify an appropriate time to convene an organizational meeting and begin the process to define an IPO timeline in May 2014.

With respect to the valuation specialist’s selection of the PWERM and timing thereof, prior to the Board meeting on May 1, 2014, the most recent and fundamentally sound valuation methodology was the market approach in line with the actual value of the transaction that was completed for the Series D financing round on March 24, 2014. That valuation was completed by the valuation specialist on April 4, 2014 for a valuation effective as of March 24, 2014. The conversion to the PWERM methodology was catalyzed by the aforementioned Board meeting on May 1, 2014 and the subsequent organizational meeting on May 14, 2014, whereby the Company’s management set forth a definitive timeline to complete an IPO.

The Company has supplementally provided the Staff with the Board actions for the period from January 1, 2014 through April 30, 2014 (board consents dated January 28, February 3, April 21 and April 25). The Company supplementally confirms that there were no other Board actions between January 1, 2014 and April 30, 2014 that discussed an IPO.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139 or Bradley C. Weber at (650) 752-3226.

Sincerely,

/s/ Richard A. Kline

Richard A. Kline

cc:	Patrick Gilmore, Securities and Exchange Commission
Eiko Yaoita Pyles, Securities and Exchange Commission
Edwin Kim, Securities and Exchange Commission
Robert Bearden, Hortonworks, Inc.
David M. Howard, Hortonworks, Inc.
Craig M. Schmitz, Goodwin Procter LLP
Bradley C. Weber, Goodwin Procter LLP
John L. Savva, Sullivan & Cromwell LLP

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